Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of March 31, 2026, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2026
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,964
Current financial debt	8,618
Current portion of financial instruments for interest rate swaps liabilities	34
Other current financial instruments — liabilities	209
Financial liabilities directly associated with assets held for sale	32
Total current financial debt	12,857
Non-current financial debt	51,426
Non-controlling interests	2,696
Shareholders’ equity
Common shares	7,007
Paid-in surplus and retained earnings	133,317
Currency translation adjustment	(13,900)
Treasury shares	(3,883)
Total shareholders’ equity — TotalEnergies share	122,541
Total capitalization and non-current indebtedness	176,663

As of March 31, 2026, TotalEnergies SE had an issued share capital of 2,188,400,475 ordinary shares with a par value of €2.50 per share, of which 54,903,118 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 27, 2026.

As of March 31, 2026, $8,570 million of TotalEnergies’ non-current financial debt was secured and $42,856 million was unsecured, and all of TotalEnergies’ current financial debt of $12,857 million was unsecured. As of March 31, 2026, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 27, 2026.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since March 31, 2026.